BNY MELLON INVESTMENT ADVISER, INC.

240 Greenwich Street

New York, New York 10286

August 3, 2021

BNY Mellon State Municipal Bond Funds

- BNY Mellon Pennsylvania Fund

240 Greenwich Street

New York, New York 10286

Re: Expense Limitation

To Whom it May Concern:

Effective August 31, 2021, BNY Mellon Investment Adviser, Inc. ("BNYM Investment Adviser"), intending to be legally bound, hereby confirms its agreement in respect of BNY Mellon Pennsylvania Fund (the "Fund"), a series of BNY Mellon State Municipal Bond Funds (the "Trust"), as follows:

Until August 31, 2022, BNYM Investment Adviser will waive receipt of a portion of its management fees, in the amount of .10% of the value of the fund's average daily net assets. BNYM Investment Adviser may terminate the expense limitation at any time, but has committed not to do so until at least August 31, 2022.

This Agreement may only be amended by agreement of the Trust, on behalf of the Fund, upon the approval of the Board of Trustees of the Trust and BNYM Investment Adviser to lower the net amounts shown and may only be terminated prior to August 31, 2022, in the event of termination of the Management Agreement between BNYM Investment Adviser and the Trust with respect to the Fund.

BNY MELLON INVESTMENT ADVISER, INC.

By: /s/ James Bitetto

      James Bitetto

      Secretary

Accepted and Agreed To:

BNY MELLON STATE MUNICIPAL BOND FUNDS,

On Behalf of BNY Mellon Pennsylvania Fund

By: /s/James Windels

      James Windels

      Treasurer